Faegre Drinker Biddle & Reath LLP

191 North Wacker Drive

Suite 3700

Chicago, IL 60606-1698

(312) 569-1000 (Phone)

(312) 569-3000 (Facsimile)

www.faegredrinker.com

May 21, 2021

VIA EDGAR TRANSMISSION

Mr. Ray Be

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	FS Credit Income Fund

(Registration Nos. 333-215074; 811-23221)

Dear Mr. Be:

This letter responds to your comments that you provided by telephone on May 11, 2021 and May 20, 2021 regarding the review of Post-Effective Amendment No. 9 to the Registration Statement on Form N-2 of the FS Credit Income Fund (the “Registrant”) filed on March 26, 2021.

For your convenience, the Staff’s comments are summarized below and each comment is followed by the Registrant’s response.

1.	Comment: This comment is with respect to the disclosure in the last bullet point on page B-34 of the Registration Statement. We note that subject to compliance with the 1940 Act, GoldenTree and its affiliates may receive fees for portfolio management services rendered to portfolio companies owned by the Fund without the Fund receiving such fees. Please discuss how such arrangements are done consistent with the 1940 Act, including Section 17 and the adviser’s fiduciary duty to its clients. In addition, please tell us what policies and procedures are in place at both the Fund and the Adviser levels to monitor these arrangements and protect the Fund from the Adviser overreaching its responsibility to the Fund by providing such services to the portfolio companies.

In order to help us better understand the nature and extent of these activities and evaluate your response, please tell us:

Mr. Ray Be

May 21, 2021

•	The name of each portfolio company that GoldenTree provided portfolio management services to;

•	The specific nature of such services and the amount charged for them;

•	The process that the portfolio companies and GoldenTree followed in entering into the agreement and determining that the rates were no less favorable than the rates charged by a third-party provider in an arms-length transaction;

•	Whether GoldenTree provides similar services to companies that are not owned by the Fund (including whether rates charges are comparable).

Please provide this data for the last calendar year.

Response: This disclosure was included to reference scenarios where GoldenTree and its affiliates may provide service to affiliated portfolio companies in accordance with relevant no-action guidance from the Securities and Exchange Commission (“SEC”). Notwithstanding this disclosure, GoldenTree and its affiliates have not provided any services to affiliated portfolio companies. To the extent GoldenTree or affiliates do so in the future, any arrangements will be in accordance with relevant SEC no-action guidance.

The Staff has issued a series of no-action letters indicating that, if adequate safeguards are in place, service agreements between a registered investment company (“fund”) and its affiliated persons (as defined in Section 2(a)(3) of the 1940 Act) would not be a “joint enterprise or other joint arrangement or profit-sharing plan” for purposes of Section 17(d) of the 1940 Act and Rule 17d-1 thereunder.

In general, the Staff has taken the position that it would not recommend enforcement action with respect to an agreement for services entered into in the ordinary course of business between a fund and an affiliated person (or an affiliated person of an affiliated person) if the compensation provided for by the agreement had “adequate safeguards” in place to “prevent overreaching.”  According to these no-action letters, a fund generally has “adequate safeguards” in place if a majority of the fund’s independent trustees make the following determinations with respect to the agreement between the fund and its affiliated service provider:

1.	the service contract is in the best interest of the fund and its shareholders;

2.	the services to be performed pursuant to the contract are services required for the operation of the fund;

3.	the affiliated service provider can provide services the nature and quality of which are at least equal to those provided by others offering the same or similar services; and

4.	the fees for such services are “fair and reasonable” in light of the usual and customary charges made by others for services of the same nature and quality with respect to affiliated service provider arrangements.

Mr. Ray Be

May 21, 2021

The following is a list of what we view to be the relevant no-action letters pertaining to the Staff’s positions on a fund entering into an affiliated service provider arrangement. The no-action letters are listed in reverse chronological order.

•	Norwest Bank Minnesota, N.A. (pub. avail. May 25, 1995).

•	Washington Square Cash Fund, Inc. (pub. avail. Jul. 9, 1990).

•	Unified Management Corp. (pub. avail. June 28, 1990).

•	Flex-Fund (Nov. 22, 1985).

•	Diversified Securities (pub. avail. Jan. 22, 1985).

•	Criterion Funds Inc. (pub. avail. Jan. 9, 1984).

•	Federated Securities Corp. (pub. avail. Oct. 21, 1983). Lindner Fund, Inc. (pub. avail. June 17, 1983).

•	Boston Safe Deposit and Trust Co. (pub. avail. Mar. 30, 1983).

•	Northern Trust Co. (pub. avail. June 1, 1983).

•	IPI-Income & Price Index Fund (pub. avail. Dec. 12, 1980).

•	Current Income Shares, Inc. (pub. avail. Apr. 13, 1980).

* * * * *

We trust that the foregoing is responsive to your comments. Questions and comments concerning this filing may be directed to the undersigned at (312) 569-1107.

Very truly yours,

/s/ David L. Williams

David L. Williams